Filed by Johnson Controls, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

Commission File No.: 1-5097

The following documents were made available to Johnson Controls Inc. employees.

As part of the merger agreement, JCI shareholders will receive a total of $3.864 billion in cash. The price per cash electing share, per form S-4, is $34.88. The example below assumes a total of 635,000,000 shares of Johnson Controls Inc. are outstanding at the time of the merger. Joe is an employee of Johnson Controls. Outside of his 401(k) plan contributions, Joe owns 100 shares in the company, which makes him a Johnson Controls shareholder. Joe is wondering what’ll happen to his shares when the merger closes. scenario 1: explanation of share transfer at Close of Tyco Merger Will Joe receive cash in the merger? How many shares does Joe have after the merger? Even though Joe chose to receive shares, he will receive some cash as a result of the other shareholders’ elections. Because no shareholder chose the cash consideration option, the entire $3.864 billion will be paid in equal amounts to all shareholders. Because Joe owns 100 shares, he will receive 100 x $6.085 = $608.50, which will be placed into his brokerage account. The receipt of this cash will be a taxable event. Joe will own 82.5 shares of the new Johnson Controls, which are held in his brokerage account. The .5 is a fractional share, which will be cashed out. Joe will receive an additional cash amount at the market price for this fractional share, deposited into his brokerage account. The receipt of these shares and cash from the fractional share is a taxable event. If each share trades at $40.00 on the day after the merger, then Joe’s shares are valued at $3280 on that day. Joe will own a total of 82 shares in the new Johnson Controls after the close of the merger. 100% of JCI shareholders elect to receive shares in the new JCI 100 x ($34.88 – $6.085) $34.88 = 82.5 shares (price per cash electing share) (cash consideration for Joe’s shares) (Joe’s original shares) + $3.864B 635,000,000 = $6.085 (total cash paid to JCI shareholders) (total number of shares outstanding) KEY ACTIONS: Shareholder Mailing: Special Meeting Proxy Statement Shareholder Mailing: Election Offer Documentation Shareholder Special Meeting Election Offer Period Closes October 1, 2016 Projected Merger Close Date Shares of new Johnson Controls Distributed For each of his 100 shares, Joe has the right to receive either (A) one share in the new Johnson Controls or (B) $34.88 in cash, without interest. Joe chooses to receive shares in the new Johnson Controls for all of his 100 shares. DISCLAIMER: The description of Johnson Controls employees and the examples are illustrative only and are not intended to bear any likeness to actual JCI employees. The value of the share consideration that a Johnson Controls shareholder actually receives will be based on the actual closing price on the NYSE of the combined company’s shares, which will trade under the “TYC” ticker immediately before the merger and the “JCI” ticker immediately after the completion of the merger. This value may be outside the range of the amounts set forth in the example, and as a result, the actual value of the share consideration per share of Johnson Controls common stock may differ from the value shown in the example. Employees who are Johnson Controls shareholders are advised to consult their financial advisor to discuss whether to submit an election form, when they are available, as well as the contents of any such form. + + +

Legend NO OFFER OR SOLICITATION This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed transaction between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), Tyco has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Johnson Controls and Tyco that also constitutes a preliminary prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). These materials are not yet final and will be amended. Johnson Controls and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction after the registration statement has become effective. INVESTORS AND SECURITY HOLDERS OF JOHNSON CONTROLS AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JOHNSON CONTROLS, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@Tyco.com or by calling (609) 720-4333. PARTICIPANTS IN THE SOLICITATION Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016. Johnson Controls Cautionary Statement Regarding Forward-Looking Statements There may be statements in this communication that are, or could be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements regarding Johnson Controls’ or the combined company’s future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls’ control, that could cause Johnson Controls or the combined company’s actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: Johnson Controls’ and/or Tyco’s ability to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, any delay or inability of the combined company to realize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or interpretations, the loss of key senior management, anticipated tax treatment of the combined company, the value of the Tyco shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, potential litigation relating to the proposed transaction, the risk that disruptions from the proposed transaction will harm Johnson Controls’ business, competitive responses to the proposed transaction and general economic and business conditions that affect the combined company following the transaction. A detailed discussion of risks related to Johnson Controls’ business is included in the section entitled “Risk Factors” in Johnson Controls’ Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 18, 2015 and Johnson Controls’ quarterly reports on Form 10-Q filed with the SEC after such date, available at www.sec.gov and www.johnsoncontrols.com under the “Investors” tab. Any forward-looking statements in this communication are only made as of the date of this communication, unless otherwise specified, and, except as required by law, Johnson Controls assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this communication. Statement Required by the Irish Takeover Rules The directors of Johnson Controls accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Johnson Controls (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information. Centerview Partners LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Centerview Partners LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement. Barclays Capital Inc. is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Barclays Capital Inc., its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement. NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

Meet
Valeria

SCENARIO 2: EXPLANATION OF SHARE TRANSFER

at Close of Tyco Merger

Valeria is an employee of Johnson Controls. Outside of her 401(k) plan contributions, Valeria owns 100 shares in the company, which makes her a Johnson Controls shareholder. Valeria is wondering what'll happen to her shares when the merger closes.

- As part of the merger agreement, JCI shareholders will receive a total of **$3.864 billion** in cash.
- The price per cash electing share, per form S-4, is **$34.88**.
- The example below assumes a total of **635,000,000 shares** of Johnson Controls, Inc. are outstanding at the time of the merger.

For each of her 100 shares, Valeria has the right to receive either (A) one share in the new Johnson Controls or (B) $34.88 in cash, without interest.

Valeria chooses to receive shares in the new Johnson Controls for all 100 of her shares.

50% of JCI shareholders elect to receive shares in the new JCI and 50% elect to receive cash

Will Valeria receive cash in the merger?

Because 50% of all shareholders chose the cash consideration option, the cash election amount exceeds the total cash available of $3.864 billion. Those shareholders electing shares will receive only the share consideration they selected.

Total Cash Consideration



Cash
Shares

50% x 635,000,000 x $34.88 > $3.864B

635,000,000 (total number of shares outstanding); $34.88 (price per cash electing share)

Valeria will not receive any cash payout from the $3.864 billion total cash consideration because she chose to receive shares and enough other shareholders chose to receive cash.

How many shares does Valeria have after the merger?

Since she will not receive any cash consideration,

Valeria will own a total of 100 shares in the new Johnson Controls after the close of the merger.

The receipt of these shares is a taxable event.

If each share trades at **$40.00** on the day after the merger, then Valeria's shares are valued at **$4000**.

KEY ACTIONS:

Shareholder Mailing: Special Meeting Proxy Statement + Shareholder Mailing: Election Offer Documentation → Shareholder Special Meeting + Election Offer Period Closes → October 1, 2016 Projected Merger Close Date + Shares of new Johnson Controls Distributed

Johnson Controls

DISCLAIMER: The description of Johnson Controls employees and the examples are illustrative only and are not intended to bear any likeness to actual JCI employees. The value of the share consideration that a Johnson Controls shareholder actually receives will be based on the actual closing price on the NYSE of the combined company's shares, which will trade under the "TYC" ticker immediately before the merger and the "JCI" ticker immediately after the completion of the merger. This value may be outside the range of the amounts set forth in the example, and as a result, the actual value of the share consideration per share of Johnson Controls common stock may differ from the value shown in the example. Employees who are Johnson Controls shareholders are advised to consult their financial advisor to discuss whether to submit an election form, when they are available, as well as the contents of any such form.

Legend NO OFFER OR SOLICITATION This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed transaction between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), Tyco has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Johnson Controls and Tyco that also constitutes a preliminary prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). These materials are not yet final and will be amended. Johnson Controls and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction after the registration statement has become effective. INVESTORS AND SECURITY HOLDERS OF JOHNSON CONTROLS AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JOHNSON CONTROLS, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@Tyco.com or by calling (609) 720-4333. PARTICIPANTS IN THE SOLICITATION Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016. Johnson Controls Cautionary Statement Regarding Forward-Looking Statements There may be statements in this communication that are, or could be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements regarding Johnson Controls’ or the combined company’s future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls’ control, that could cause Johnson Controls or the combined company’s actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: Johnson Controls’ and/or Tyco’s ability to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, any delay or inability of the combined company to realize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or interpretations, the loss of key senior management, anticipated tax treatment of the combined company, the value of the Tyco shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, potential litigation relating to the proposed transaction, the risk that disruptions from the proposed transaction will harm Johnson Controls’ business, competitive responses to the proposed transaction and general economic and business conditions that affect the combined company following the transaction. A detailed discussion of risks related to Johnson Controls’ business is included in the section entitled “Risk Factors” in Johnson Controls’ Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 18, 2015 and Johnson Controls’ quarterly reports on Form 10-Q filed with the SEC after such date, available at www.sec.gov and www.johnsoncontrols.com under the “Investors” tab. Any forward-looking statements in this communication are only made as of the date of this communication, unless otherwise specified, and, except as required by law, Johnson Controls assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this communication. Statement Required by the Irish Takeover Rules The directors of Johnson Controls accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Johnson Controls (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information. Centerview Partners LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Centerview Partners LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement. Barclays Capital Inc. is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Barclays Capital Inc., its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement. NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

Meet
Frank

SCENARIO 3: EXPLANATION OF SHARE TRANSFER

at Close of Tyco Merger

Frank is an employee of Johnson Controls. Outside of his 401(k) plan contributions, Frank owns 100 shares in the company, which makes him a Johnson Controls shareholder. Frank is wondering what'll happen to his shares when the merger closes.

- As part of the merger agreement, JCI shareholders will receive a total of **$3.864 billion** in cash.
- The price per cash electing share, per form S-4, is **$34.88**.
- The example below assumes a total of **635,000,000 shares** of Johnson Controls, Inc. are outstanding at the time of the merger.

For each of his 100 shares, Frank has the right to receive either (A) one share in the new Johnson Controls or (B) $34.88 in cash, without interest.

Frank chooses to receive cash for all 100 of his shares.

50% of JCI shareholders elect to receive shares in the new JCI and 50% elect to receive cash

How much cash will Frank receive in the merger?

Because 50% of all shareholders chose the cash consideration option, the cash election amount exceeds the total cash available of $3.864 billion. Those electing a cash consideration will receive an equal amount of the $3.864 billion available.



Total Cash Consideration
Cash
Shares

$$\frac{\$3.864B \text{ (total cash paid to JCI shareholders)}}{50\% \times 635{,}000{,}000 \text{ (total number of shares to be paid out in cash)}} = \$12.17$$

Because Frank owns 100 shares, **he will receive 100 x $12.17 = $1,217.00**, which will be placed into his brokerage account. The receipt of this cash is a taxable event.

+

How many shares does Frank have after the merger?

Because the cash election amount exceeded the total cash available, and Frank's payout was less than $34.88 per share, he is also entitled to receive shares in the new JCI.

$$\frac{100 \text{ (Frank's original shares)} \times (\$34.88 \text{ (price per cash electing share)} - \$12.17 \text{ (cash consideration per share for Frank)})}{\$34.88} = 65.1 \text{ shares}$$

Frank will own **65.1 shares** of the new Johnson Controls, which are held in his brokerage account. The .1 is a fractional share, which will be cashed out. Frank will receive an additional cash amount at the market price for this fractional share, deposited into his brokerage account.

The receipt of these shares and cash from the fractional share is a taxable event.

If each share trades at **$40.00** on the day after the merger, then Frank's shares are valued at **$3280** on that day.

Frank will own a total of 65 shares in the new Johnson Controls after the close of the merger.

KEY ACTIONS:

Shareholder Mailing: Special Meeting Proxy Statement + Shareholder Mailing: Election Offer Documentation → Shareholder Special Meeting + Election Offer Period Closes → October 1, 2016 Projected Merger Close Date + Shares of new Johnson Controls Distributed

Johnson Controls

DISCLAIMER: The description of Johnson Controls employees and the examples are illustrative only and are not intended to bear any likeness to actual JCI employees. The value of the share consideration that a Johnson Controls shareholder actually receives will be based on the actual closing price on the NYSE of the combined company's shares, which will trade under the "TYC" ticker immediately before the merger and the "JCI" ticker immediately after the completion of the merger. This value may be outside the range of the amounts set forth in the example, and as a result, the actual value of the share consideration per share of Johnson Controls common stock may differ from the value shown in the example. Employees who are Johnson Controls shareholders are advised to consult their financial advisor to discuss whether to submit an election form, when they are available, as well as the contents of any such form.

Legend NO OFFER OR SOLICITATION This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed transaction between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), Tyco has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Johnson Controls and Tyco that also constitutes a preliminary prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). These materials are not yet final and will be amended. Johnson Controls and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction after the registration statement has become effective. INVESTORS AND SECURITY HOLDERS OF JOHNSON CONTROLS AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JOHNSON CONTROLS, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@Tyco.com or by calling (609) 720-4333. PARTICIPANTS IN THE SOLICITATION Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016. Johnson Controls Cautionary Statement Regarding Forward-Looking Statements There may be statements in this communication that are, or could be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements regarding Johnson Controls’ or the combined company’s future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls’ control, that could cause Johnson Controls or the combined company’s actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: Johnson Controls’ and/or Tyco’s ability to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, any delay or inability of the combined company to realize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or interpretations, the loss of key senior management, anticipated tax treatment of the combined company, the value of the Tyco shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, potential litigation relating to the proposed transaction, the risk that disruptions from the proposed transaction will harm Johnson Controls’ business, competitive responses to the proposed transaction and general economic and business conditions that affect the combined company following the transaction. A detailed discussion of risks related to Johnson Controls’ business is included in the section entitled “Risk Factors” in Johnson Controls’ Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 18, 2015 and Johnson Controls’ quarterly reports on Form 10-Q filed with the SEC after such date, available at www.sec.gov and www.johnsoncontrols.com under the “Investors” tab. Any forward-looking statements in this communication are only made as of the date of this communication, unless otherwise specified, and, except as required by law, Johnson Controls assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this communication. Statement Required by the Irish Takeover Rules The directors of Johnson Controls accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Johnson Controls (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information. Centerview Partners LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Centerview Partners LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement. Barclays Capital Inc. is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Barclays Capital Inc., its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement. NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.